ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

4 March 2009

Director/PDMR Shareholding

Further to the announcement dated 3 March 2009, the release of shares and the current interest in the share capital of Reed Elsevier NV in respect of Mr Engstrom should have been stated as shown below:

				Number of Reed	Current	Current
	Number of Reed	Number of Reed	Number of Reed	Elsevier	interest in Reed	interest in Reed
	Elsevier PLC shares	Elsevier NV shares	Elsevier PLC shares	NV	Elsevier PLC	Elsevier NV
Director	vested	vested	released	shares released	ordinary	shares	ordinary shares
Erik Engstrom	155,153	102,163	29,184	102,163	107,040	313,923